BOWHEAD SPECIALTY HOLDINGS INC.
1411 Broadway, Suite 3800
New York, New York 10018
May 20, 2024
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Aisha Adegbuyi
Re:      Bowhead Specialty Holdings Inc.
Registration Statement on Form S-1
Filed on May 13, 2024
File No. 333-278653
Dear Ms. Adegbuyi:
Pursuant to Rule 461 under the Securities Act of 1933, we respectfully request that the effective date of the registrant's Registration Statement on Form S-1 (File No. 333-278653) be accelerated by the Securities and Exchange Commission to 4:30 p.m. E.T. on May 22, 2024, or as soon as practicable thereafter, or at such other time as the registrant or its legal counsel may request by telephone to the staff of the Securities and Exchange Commission.
We request that we be notified of such effectiveness by a telephone call to Dwight Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

BOWHEAD SPECIALTY HOLDINGS INC.

By:	/s/ Brad Mulcahey
Name:	Brad Mulcahey
Title:	Chief Financial Officer
cc: Stephen Sills, Chief Executive Officer, Bowhead Specialty Holdings Inc.
H. Matthew Crusey, General Counsel, Bowhead Specialty Holdings Inc.
Dwight Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP
Laura Kaufman Belkhayat, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Erika L. Weinberg, Latham & Watkins LLP
Gary D. Boss, Latham & Watkins LLP